UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.____)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Agria Corporation

(Name of Issuer)

Ordinary Shares, par value $0.0000001 per share

(Title of Class of Securities)

G41088 108

(CUSIP Number)

Guanglin Lai

Agria Corporation
9th Floor, Phase 1, Austin Tower
22-26A Austin Avenue
Tsim Sha Tsui, Kowloon
Hong Kong

With copies to:

Jerome J. Ku, Esq.

Gunderson Dettmer Stough Villeneuve Franklin &

Hachigian, LLP

Suite 2101, Building C, Yintai Center,

#2 Jianguomenwai Ave., Chaoyang District

Beijing 100022, PRC

Facsimile: + (8610) 5680 3889

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

January 28, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: G41088 108

1	NAMES OF REPORTING PERSONS Guanglin Lai

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OF PLACE OF ORGANIZATION

Singapore

	7	SOLE VOTING POWER

NUMBER OF		53,447,312 ordinary shares[1]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		53,447,312 ordinary shares[1]

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

53,447,312 ordinary shares[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

48.25%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

1 Including (1) 4,125,312 ordinary shares in the form of ADSs held directly by Mr. Guanglin Lai, (2) 800,000 ordinary shares issuable upon the exercise of options exercisable within 60 days after January 28, 2016, and (3) 48,522,000 ordinary shares of the issuer held by Brothers Capital Limited that may be deemed to be beneficially owned by Guanglin Lai.

CUSIP No.: G41088 108

1	NAMES OF REPORTING PERSONS Brothers Capital Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OF PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		48,522,000 ordinary shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		48,522,000 ordinary shares

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

48,522,000 ordinary shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

43.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

Introductory Note

This Schedule 13D (this “Schedule 13D”) is filed jointly by Mr. Guanglin Lai (“Mr. Lai”) and Brothers Capital Limited (collectively, the “Reporting Persons”, and each a “Reporting Person”), with respect to Agria Corporation (the “Company” or “Issuer”).

This Schedule 13D represents the initial statements on Schedule 13D jointly filed by the Reporting Persons with the United States Securities and Exchange Commission (the “SEC”). The ordinary shares of Issuer described herein held by the Reporting Persons were previously reported on their Schedule 13G filed jointly on January 31, 2008 (as amended).

Item 1. Security and Issuer

This Schedule 13D relates to the ordinary shares, par value $0.0000001 per share (“Ordinary Shares”) and American depositary shares (the “ADSs”), each representing two Ordinary Shares of the Issuer and listed on the New York Stock Exchange under the symbol “GRO”. The address of the principal executive office of the Company is:

9th Floor, Phase 1, Austin Tower
22-26A Austin Avenue
Tsim Sha Tsui, Kowloon
Hong Kong

Item 2. Identity and Background

(a) – (c), (f) This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this Schedule 13D.

The agreement between the Reporting Persons relating to the joint filing is attached hereto as Exhibit 7.01. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Mr. Lai is the executive chairman of the board of directors of the Company. The business address of Mr. Lai is Agria Corporation, 9th Floor, Phase 1, Austin Tower, 22-26A Austin Avenue, Tsim Sha Tsui, Kowloon, Hong Kong. Mr. Lai is a citizen of Singapore.

Brothers Capital Limited is principally an investment holding vehicle. Brothers Capital Limited is a British Virgin Islands company wholly-owned by Mr. Lai. The business address of Brothers Capital Limited is Room 1206, Huantai Building 12, Zhongguancun South Street, Haidian District Beijing 100081, People’s Republic of China.

(d) – (e) During the last five years, none of the Reporting Persons has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Buyer Group (as described in Item 4 below) anticipates that, at the price per ADS or per Ordinary Share set forth in the Proposal (as described in Item 4 below), approximately US$35 million will be required for the Proposed Transaction.

It is anticipated that the funding for the Proposed Transaction will be provided by equity financing. Equity financing will be provided by the Buyer Group in the form of cash and rollover equity in the Company.

Item 4. Purpose of the Transaction

On January 28, 2016, Mr. Lai and Brothers Capital Limited (collectively, the “Buyer Group”) submitted a non-binding proposal (the “Proposal”) to the Company’s board of directors. In the Proposal, the Buyer Group proposed to acquire all outstanding Ordinary Shares of the Company (including Ordinary Shares represented by ADSs) not already owned by the Buyer Group at US$0.60 per Ordinary Share, or US$1.20 per ADS, in cash (the “Proposed Transaction”). The Buyer Group intends to finance the transactions contemplated under the Proposal through equity capital.

The Buyer Group indicated in the Proposal that it is prepared to negotiate and finalize the terms of the Proposed Transaction in definitive transaction documents, which will provide for provisions typical for transactions of this type. The Proposal also indicates that no binding obligation on the part of the Company or the Buyer Group shall arise with respect to the Proposed Transaction unless and until definitive agreements have been executed.

If the Proposed Transaction is completed, the Company’s ADSs would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act and would be delisted from the New York Stock Exchange.

References to the Proposal in this Schedule 13D are qualified in their entirety by reference to the Proposal, a copy of which is attached hereto as Exhibit 7.02 and incorporated herein by reference in their entirety.

Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) – (b) The following disclosure assumes that there are 110,766,600 Ordinary Shares outstanding as of January 28, 2016.

Ordinary Shares are not listed for trading. Each Ordinary Shares is entitled to one vote on all matters subject to shareholder vote.

With respect to each of the Reporting Persons, the cover pages of this Schedule 13D are incorporated herein by reference, as if set forth in their entirety.

By virtue of their actions in respect of the Proposed Transaction as described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act. As a member of a group, each Reporting Person may be deemed to beneficially own the Ordinary Shares beneficially owned by the members of the group as a whole; thus, the Reporting Persons may be deemed to beneficially own in the aggregate 53,447,312 Ordinary Shares (including Ordinary Shares represented by ADSs, and including stock options that vest within 60 days), which represents approximately 48.25% of the total outstanding Ordinary Shares (including Ordinary Shares represented by ADSs) and 48.25% of the voting power of the total outstanding Ordinary Shares (including Ordinary Shares represented by ADSs). Except as otherwise stated herein, each Reporting Person expressly disclaims any beneficial ownership of such shares held by each other Reporting Person.

(c) Except as set forth in Item 3 above and incorporated herein by reference, none of the Reporting Persons has effected any transactions in the Ordinary Shares or ADSs during the 60 days preceding the filing of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

The descriptions of the principal terms of the Proposal under Item 4 are incorporated herein by reference in its entirety.

Item 7. Material to be Filed as Exhibits.

Exhibit 7.01:	Joint Filing Agreement, by and among the Reporting Persons, dated as of February 5, 2016.
Exhibit 7.02:	Proposal Letter from the Buyer Group to the Company’s board of directors, dated as of January 28, 2016.

SIGNATURE.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2016

Guanglin Lai	/s/ Guanglin Lai
Guanglin Lai

Brothers Capital Limited	By:	/s/ Guanglin Lai
	Name:	Guanglin Lai
	Title:	Director